CONSENT OF EXPERT

March 31, 2014

Augusta Resource Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

     Re: Augusta Resource Corporation

     I, John I. Ajie, do hereby consent to (i) the filing of the written disclosure regarding the technical report entitled “Rosemont Copper Project NI 43-101 Technical Report Updated Feasibility Study, Pima County, Arizona, USA,” dated August 28, 2012 in the Form 40-F Annual Report for the year ended December 31, 2013, and any amendments thereto (the “Form 40-F”), of Augusta Resource Corporation (the “Company”), filed with the United States Securities and Exchange Commission, and in the Company’s Annual Information Form for the year ended December 31, 2013 (the “AIF”) and (ii) the incorporation by reference of such disclosure in the Company’s Form S-8 Registration Statement being filed with the United States Securities and Exchange Commission (the “S-8”).

     I also consent to the use of my name in the Form 40-F, and any amendments thereto, and in the AIF and to the incorporation by reference of the Form 40-F and any amendments thereto, and the AIF into the S-8 and into the Registration Statements on Form S-8 of the Company filed with the United States Securities and Exchange Commission (No. 333-157887, No. 333-163161, and No. 333-173297).

By:	/s/ John I. Ajie
John I. Ajie
Vice President of Engineering
URS
Denver, Colorado, USA